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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Received MAR 01 2018 WASH, D.C.

SEC FILE NUMBER
8-39511

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DDNY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Edwards, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6851 South Holly Circle, Suite 200

(No. and Street)

Centennial	CO	80112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Flemming (303) 740-8448

(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF Borgers CPA PC

5400 West Cedar Avenue	Lakewood	CO	80226
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 1 2018 DIVISION OF TRADING & MARKETS

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Donna Flemming swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spencer Edwards, Inc. , as of December 31 , 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Notary Public

SHAWNA L. CHOATE
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20144006651
MY COMMISSION EXPIRES 02/10/2022

This report ** contains (check all applicable boxes):

☒(a) Facing Page.

X (b) Statement of Financial Condition.

X(c) Statement of Income (Loss).

X(d) Statement of Changes in Financial Condition.

X(e) Statement of Changes in Stockholders Equity of Partners or Sole Proprietors Capital.

☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

X(g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).

☐(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

X(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

X(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X(1) An Oath or Affirmation.

☐(m) A copy of the SIPC Supplemental Report.

☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X(o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

SPENCER EDWARDS, INC.

TABLE OF CONTENTS

SPENCER EDWARDS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Spencer Edwards, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Spencer Edwards, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/S BF Borgers CPA PC

BF Borgers CPA PC
Certified Public Accountants
Lakewood, CO
February 28, 2018

We have served as the Company's auditor since 2015.

SPENCER EDWARDS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS		
Cash and Cash Equivalents	$	7,699
Due from Clearing Broker		35,891
Deposits with Clearing Brokers		125,000
Commissions Receivable		273,513
Furniture and Equipment at cost,		
net of accumulated depreciation of $175,420		3,515
Other Assets		36,413
Total Assets	$	482,031
LIABILITIES AND SHAREHOLDERS EQUITY		
LIABILITIES		
Due to Clearing Broker		8,705
Commissions, salaries and payroll taxes payable		202,445
Accrued Expenses		25,697
Unsecured Debt Liabilities		266
Total Liabilities		237,113
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
STOCKHOLDERS EQUITY (NOTE 2)		
Common Stock		100
Accumulated Deficit		-95,194
Paid in Capital		338,384
Net Income (current period)		1,628
Total Stockholders Equity:	$	244,918
Total Liabilities and Stockholders Equity	$	482,031

The accompanying notes are an integral part of this statement.

SPENCER EDWARDS, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Spencer Edwards, Inc. (the "Company") is a Colorado corporation and a wholly owned subsidiary of Primarc Holding Corp. ("Primarc"). As of June 2012, Primarc was sold to WesCap, Inc. (the "Parent"). The Company is in business as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is engaged in the general retail securities business and deals primarily in equity securities (in which it may act as a market maker) which it buys and sells on behalf of its customers on a fully disclosed basis earning commissions, and also for its own account in its proprietary trading activities. It is also engaged in the investment banking business in which it may engage in underwriting and other corporate financing activities earning commissions and fees.

Clearing Agreements

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing brokers on a fully disclosed basis. The Company's agreement with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment

Furniture and equipment is stated at cost. The Company provides for depreciation on these assets on the straight-line basis over the estimated lives of five to seven years. Substantial leasehold improvements are capitalized and amortized over the term of the related lease.

Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a trade date basis. In connection with the Company's investment banking activities, underwriting deposits and expense advances received by the Company, along with any related expenses, amounts are deferred and recognized when its services are completed. Other income is recognized when earned.

Income Taxes

The Company files a consolidated tax return with its parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 - Income Taxes ("ASC 740"). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2011. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets.

However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

SPENCER EDWARDS, INC.

NOTES TO FINANCIAL STATEMENTS
(continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $205,25 and $62,879, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 4.58 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - INCOME TAXES

The Company has a net operating loss carry-forward of approximately $311,000 available to offset future taxable income which expires through 2028. The net operating loss carry-forward may produce future income tax benefits of approximately $200,000, but realization of this benefit is uncertain at the present time and accordingly a valuation allowance has been established for the entire amount. The amount of net operating loss available each year is limited due to a change in ownership.

Deferred income tax liabilities or assets arise from the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has immaterial temporary differences.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2017 are as follows:

Deferred tax liabilities:

Deferred tax asset:	
Net operating loss carry-forward	$200,000
Valuation allowance	(200,000)

There was no change in the valuation allowance for the year ended December 31, 2017.

(continued)

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases its office space and facilities from Primarc on a month-to-month basis. Total rental expense of $74,148 was charged to operations during the year ended December 31, 2017.

Spencer Edwards, Inc.is a wholly owned subsidiary of Primarc Holdings Inc. In consideration of that relationship, Spencer Edwards, Inc. has assigned legal fees incurred due to various FINRA actions (See Note 7, Commitments and Contingencies) to Primarc Holdings Inc.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS' AND CONTINGENCIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

SPENCER EDWARDS, INC.

NOTES TO FINANCIAL STATEMENTS
(concluded)

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture. The Company also maintains its cash balance in a financial institution, which at times may exceed federally insured limits. As of December 31, 2017, the Company held no cash in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

The Company's financial instruments, including cash and cash equivalents, due from clearing broker, deposits with clearing brokers, commission's receivable, other assets, due to clearing broker, commissions, salaries and payroll taxes payable, accrued expenses, deferred revenue and unsecured debt liabilities are carried at amounts which approximate fair value.

NOTE 6 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, Spencer Edwards, Inc. may from time to time be party as a defendant in a customer arbitration. As of the date of the Audit Report, Spencer Edwards, Inc. does not have any pending litigation. However, it has been the recipient of some regulatory inquiries as described below:

FINRA has alleged that Spencer Edwards, Inc. liquidated approximately 4 billion shares of six low priced (penny) stocks in seven customer accounts at the firm, that the shares were not registered with the SEC, nor were the transactions exempt from registration under the Securities and Exchange Act of 1934. The alleged violations occurred during periods under prior ownership of Spencer Edwards, Inc. The registered representatives involved as well as the previous owner of the firm have all settled with FINRA on the matter

The Firm has denied the allegations except with respect to certain claims regarding books and records. The Department of Enforcement has requested that the National Adjudicatory Counsel fine that the Firm committed the violations alleged and impose a fine of $707,000. . A hearing was held before the FINRA National Adjudicatory Counsel on October 11, 2017. A decision has not yet been received.

On December 7, 2017, FINRA's Department of Enforcement ("DOE") notified Spencer Edwards Inc. that a Complaint had been filed against the firm. FINRA alleges violations FINRA Rules 2111(a), 2210(d(1), 3010(a) and (b), 2010 and Exchange Act Rules 15c-2-4(a)m 15c3-1 and 15c3-3. A hearing is scheduled for the week of June 25 through June 29, 2018.

On November 21, 2017, FINRA's Department of Enforcement made a preliminary determination to recommend a disciplinary action against Spencer Edwards, Inc. The DOE alleges violations of Section 5 of the Securities Act of 1933, Rule 201, Rule 2121, Rule 3110(b), Rule 3110(a) and (b) and Rule 3310(a). A response was issued by outside counsel disputing the allegation on January 5, 2018. Spencer Edwards, Inc. has not received a formal response from FINRA.

NOTE 8

Spencer Edwards, Inc. ceased market making activity in 2015. During 2016 the firm was in contact with FINRA regarding the change. Accordingly, Spencer Edwards, Inc. was able to reduce its net capital requirement from $100,000 to $50,000.